SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

22 May 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 22 May 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

                               Voraxaze™ Update

London, UK; Brentwood, TN, US; 22 May 2007 - Protherics PLC ("Protherics" or the
"Company"), the international biopharmaceutical company focused on critical care and cancer, today provided an update on its Voraxaze™ marketing applications in the US and EU.  Voraxaze™ is an adjunctive therapy for patients with impaired renal function who are experiencing, or at risk of, toxicity from methotrexate
("MTX"), a widely used anti-cancer agent.

Following recent successful discussions with the Food and Drug Administration
("FDA"), Protherics has agreed to provide additional manufacturing and stability data requirements to support a Biologicals License Application ("BLA") for
Voraxaze™ in the US.  The FDA has also agreed to Protherics resubmitting its application as a rolling submission, starting in early 2008.

Discussions were also held regarding the interaction of Voraxaze™ with leucovorin, the standard supportive therapy given with high dose MTX therapy.
The FDA has asked Protherics to undertake a 12 patient study to support a label claim regarding the dosing of leucovorin following administration of Voraxaze™.

Voraxaze™ was previously granted a Fast Track Designation by the FDA for the rapid and sustained reduction in toxic MTX levels in patients with impaired renal function.  The rolling BLA submission will enable the FDA to review sections of the application whilst Protherics collects the additional manufacturing and clinical data.  The Company is seeking a Priority Review, which would reduce the time for the BLA review to six months from 10 from submission of the final part of the application.  If granted, Voraxaze™ could be approved in the US towards the end of 2009.  Protherics believes that approximately 500 cancer patients per annum are candidates for treatment with
Voraxaze™ in the US under the labelling assumed under the Fast Track
Designation.

The FDA has indicated that it will allow Protherics to supply Voraxaze™ in the
US under a Treatment Protocol, prior to marketing authorisation being granted, and to charge for its supply to allow the recovery of some of the costs associated with the development and supply of Voraxaze™.  Protherics is planning to commence the supply of Voraxaze™ in the US by the end of May, once the FDA has agreed to the documentation to be provided to physicians, using AAI
Pharma as its distributor.  Voraxaze™ was previously made available for compassionate use in the US by the National Cancer Institute (NCI).

In Europe, Protherics submitted a Marketing Authorisation Application ("MAA")
for Voraxaze™ to the European Medicines Evaluation Agency ("EMEA") in June
2005.  As previously announced, the EMEA's Day 180 Assessment Report identified the need for further information on manufacturing in addition to data to assess the potential of Voraxaze™ to interact with leucovorin.  In-line with this feedback, Protherics has now withdrawn its MAA in the EU as the additional data cannot be generated in the timeframe available under the centralised procedure.

The manufacturing and stability data being generated to support the BLA in the
US should also be able to support an MAA in the EU.  The Company will consider resubmitting an MAA application if the 12 patient study requested by the FDA is acceptable to the EMEA to address the clinical relevance of the leucovorin interaction.

Protherics will continue to supply Voraxaze™ on a named patient basis in Europe for intervention use in patients at risk of severe or life-threatening methotrexate toxicity due to delayed elimination of MTX following high dose MTX therapy.

The Company has initiated several pilot studies to investigate the potential role of Voraxaze™ as a routine adjunct to high dose MTX therapy, on a repeated planned use basis.  If these studies are successful, Protherics will discuss the data with the regulatory agencies in the US and EU to determine the development programme required for approval in repeated planned use, a much larger market opportunity.

Andrew Heath, Chief Executive of Protherics, said:

"Following positive and helpful discussions with the FDA about Voraxaze, we now have an agreed work plan to facilitate the potential approval of this important and potentially life-saving product in 2009.  We also hope to progress our discussions with the regulators in the EU, where we will continue to make
Voraxaze available on a named patient basis for patients experiencing delayed
MTX elimination following high dose methotrexate therapy."

                                   |  Ends  |

For further information please contact:

Protherics
Andrew Heath, CEO                                           +44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs                 +44 (0) 7919  480510
Saul Komisar, President Protherics Inc                      +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates                             +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                     +1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About Voraxaze™

Voraxaze™ is a unique drug that allows clinicians to control the removal of methotrexate (MTX) from the body and thereby reduce the risk of serious toxicities and death which can result from prolonged exposure to MTX following high dose methotrexate therapy (HDMTX).

Voraxaze™ contains a recombinant enzyme (glucarpidase) which acts by rapidly and markedly reducing MTX concentrations in the blood, which can sometimes be at dangerously elevated levels.  In one pivotal and two supportive studies,
Voraxaze™ was able to achieve a clinically important reduction (CIR) in MTX to less then or equal to 1 micromol/L in the majority of patients treated.  This is a generally accepted threshold below which the risk of severe MTX toxicity is considered to be reduced.  Voraxaze™ consistently reduced plasma or serum MTX concentrations by an average of > 98% within an hour of administration in each of the three studies.

Voraxaze™ (previously CPG2) rapidly reduces circulating MTX

In clinical studies, a total of 25/329 (8%) patients reported 50 adverse events with a possible relationship to Voraxaze™; about a third of these were allergic reactions (burning sensation, flushing, hot flush, allergic dermatitis, feeling hot, pruritis, hypersensitivity).  Two of the adverse events were considered serious, hypertension and arrhythmia, but neither was definitively associated with use of Voraxaze™ and the latter was considered more likely to be associated with MTX.

Protherics currently supplies Voraxaze™ on a named patient basis directly or for certain EU countries through IDIS World Medicines. For more information, please visit: http://www.protherics.com/products/oncology.aspx

Methotrexate

Methotrexate is a widely used anti-cancer drug which is often used in high-doses
( > 1g/m2) in certain types of cancer. However, methotrexate can result in reduced kidney function, particularly when used in high doses. This further delays the elimination of methotrexate from the body leading to mucositis, increased haematological toxicity, increased risk of sepsis and in some instances death.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and currently sold in the US: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote.  The Company's strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, after a major £195 million ($340 million) licensing deal with
AstraZeneca in December 2005.  An additional, expanded phase 2 programme is planned to start in 2007. In addition, Protherics is currently undertaking a phase 2b study with Digoxin Immune Fabs for the treatment of pre-eclampsia. This study is expected to report in the first quarter of 2008.

Protherics has a pipeline of four novel cancer products in clinical development, where it intends to undertake their sales and marketing in the US and EU.
Protherics is preparing to resubmit a BLA for Voraxaze™, an adjunct to high dose methotrexate therapy under a rolling submission in the US from early 2008.

Protherics has a strong cash position, having completed a £38 million equity fundraising in December 2006 and having recently received a £10 million milestone payment from AstraZeneca.

With headquarters in London, the Company has approximately 260 employees across its operations in the UK, US and Australia.

For further information on Protherics or its products please visit
www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual
Report on Form 20-F and other reports filed from time to time with the U.S.
Securities and Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of
Protherics.